787 Seventh Avenue
New York, NY 10019-6099

212 728 8000
Fax: 212 728 8111

November 24, 2004

VIA EDGAR

Ms. Pamela Long

Assistant Director

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington D.C. 20549-0405

RE:	Knoll, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-118901

Dear Ms. Long:

On behalf of Knoll, Inc. (the “Company”), attached hereto for filing is Amendment No. 3 to the Company’s Registration Statement on Form S-1 (the “Form S-1”), which has been marked to show the changes made from Amendment No. 2 to the Form S-1 filed on November 15, 2004. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated November 22, 2004, to Mr. Patrick A. Milberger, Esq., Senior Vice President, General Counsel and Secretary of the Company.

Risk factors, page 10

1.	Comment: Please state here the maximum amount of additional debt you can incur under your revolving credit facility. We understand you had no borrowing outstanding under this facility at September 30, 2004.

Response: Complied with. See page 13.

Knoll, Inc. consolidated financial statements for the year ended December 31, 2003

19. Segment and geographic region information

2.	Comment: Based on your response to prior comment 19, it would appear that your operating segments are each individual country in Europe for which operating income information is available and North America. Provide us with gross margin and operating income information for each individual country in Europe and North America for each of the 3 years ended December 31, 2003 and the nine-months ended September 30, 20004.

Response: As discussed with the Staff during a conference call on November 23, 2004, the Company would like to supplement its prior communications and confirm that it has only one operating segment as defined by paragraphs 10 through 15 of SFAS 131. In reaching this conclusion, the Company notes that its CEO/CODM only reviews sales information with respect to operations outside of North America, and the CEO/CODM considers the Company’s European operations merely to be a geographic extension of the furniture manufacturing and distribution business that is operated in North America.

In managing the business, the CEO/CODM uses the European sales information to guide the Company’s sales efforts related to its multinational customers throughout the world. With the exception of Italy, the

2704238.1

Ms. Pamela Long

November 24, 2004

other locations in Europe are merely showrooms and sales offices, and none of the European sales personnel report directly to the CEO/CODM. All sales personnel in the individual European countries report to the European managing director, who is located in London, and the CEO/CODM uses the sales information to provide direction and feedback to the European managing director in order to manage multinational customer relationships.

Although the CEO/CODM has historically received operating income data for the individual countries within Europe, this information is used by personnel other than the CEO/CODM solely for statutory and income tax reporting purposes. The information below the sales line has historically been inadvertently provided to the CEO/CODM because it was easier for the entities to forward him the statutory/tax reports than it was for them to create separate sales-only reports. On a prospective basis, the information provided to the CEO/CODM will be limited to sales by country.

The Company hopes that this response clarifies its position as we discussed with respect to the prior comment 19 of your letter dated November 10, 2004. Copies of the materials that the Company previously supplied supplementally to the Staff in response to this comment are attached hereto.

* * * * *

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8456 or Michael A. Schwartz of this office at (212) 728-8267.

Very truly yours,

/s/ Heath L. Golden

Heath L. Golden

cc:	Amanda Gordon, Esq. (SEC Mail Stop 0510)
Andrew B. Cogan
Patrick A. Milberger, Esq.
Michael A. Schwartz, Esq.

Enclosures

Submitted November 23, 2004

Knoll, Inc.

Operating Results by Country

(in 000’s)

	France	Italy (1)	Germany	UK (2)	Belgium	Europe	North America	Consolidated
Nine months ended September 30, 2004

Sales	$10,284	$7,692	$662	$18,007	$2,147	$38,792	$474,794	$513,586

Gross Profit	$3,525	$3,576	$206	$4,297	$741	$12,116	$160,121	$172,237
Gross Margin	34.3%	46.5%	31.1%	23.9%	34.5%	31.2%	33.7%	33.5%

Operating Income	$748	$(117)	$(296)	$(1,106)	$(261)	$(1,500)	$52,236	$50,736
Operating Margin	7.3%	-1.5%	-44.7%	-6.1%	-12.2%	-3.9%	11.0%	9.9%

Year ended December 31, 2003

Sales	$11,466	$6,360	$9,356	$18,651	$4,306	$50,139	$647,107	$697,246

Gross Profit	$3,881	$3,786	$2,545	$3,424	$1,501	$14,715	$221,620	$236,335
Gross Margin	33.8%	59.5%	27.2%	18.4%	34.9%	29.3%	34.2%	33.9%

Operating Income	$392	$159	$(698)	$(2,051)	$154	$(2,688)	$89,284	$86,596
Operating Margin	3.4%	2.5%	-7.5%	-11.0%	3.6%	-5.4%	13.8%	12.4%

Year ended December 31, 2002

Sales	$12,259	$4,941	$7,873	$17,908	$3,127	$46,108	$727,155	$773,263

Gross Profit	$2,871	$4,146	$2,468	$4,345	$1,013	$14,505	$265,856	$280,361
Gross Margin	23.4%	83.9%	31.3%	24.3%	32.4%	31.5%	36.6%	36.3%

Operating Income	$(510)	$636	$(900)	$(1,064)	$(533)	$(960)	$125,007	$124,047
Operating Margin	-4.2%	12.9%	-11.4%	-5.9%	-17.0%	-2.1%	17.2%	16.0%

Year ended December 31, 2001

Sales	$10,426	$7,899	$9,280	$25,454	$6,480	$59,539	$925,849	$985,388

Gross Profit	$3,711	$6,859	$3,126	$4,828	$2,088	$20,184	$370,758	$390,942
Gross Margin	35.6%	86.8%	33.7%	19.0%	32.2%	33.9%	40.0%	39.7%

Operating Income	$225	$3,037	$(245)	$(1,397)	$274	$2,454	$191,301	$193,755
Operating Margin	2.2%	38.4%	-2.6%	-5.5%	4.2%	4.1%	20.7%	19.7%

(1)	Italy has manufacturing operations. All other countries have sales operations only.
(2)	The UK’s margins are impacted by foreign currency transaction gains (losses). Products are manufactured in euro denominated transactions and sold in pound denominated transactions

Submitted November 22, 2004 (PM)

Knoll, Inc.

Gross Profit by European Country

(in 000's)

	France	Italy (1)	Germany	UK (2)	Belgium	Consolidated

Nine months ended September 30, 2004

Sales	$10,284	$7,692	$662	$18,007	$2,147	$513,586

Gross Profit	$3,525	$3,576	$208	$4,297	$741	$172,237
Gross Margin	34.3%	46.5%	31.1%	23.9%	34.5%	33.5%

Operating Income	$748	$(117)	$(296)	$(1,106)	$(261)	$50,735
Operating Margin	7.3%	-1.5%	-44.7%	-6.1%	-12.2%	-9.9%

Year ended December 31, 2003

Sales	$11,466	$6,360	$9,356	$18,651	$4,306	$697,246

Gross Profit	$3,881	$3,786	$2,545	$3,424	$1,501	$238,335
Gross Margin	33.8%	59.5%	27.2%	18.4%	34.9%	33.9%

Operating Income	$392	$159	$(698)	$(2,051)	$154	$86,596
Operating Margin	3.4%	2.5%	-7.5%	-11.0%	3.6%	12.4%

Year ended December 31, 2002

Sales	$12,259	$4,941	$7,873	$17,908	$3,127	$773,263

Gross Profit	$2,871	$4,146	$2,468	$4,345	$1,013	$280,361
Gross Margin	23.4%	83.9%	31.3%	24.3%	32.4%	36.3%

Operating Income	$(510)	$636	$(900)	$(1,064)	$(533)	$124,047
Operating Margin	-4.2%	12.9%	-11.4%	-5.9%	-17.0%	18.0%

Year ended December 31, 2001

Sales	$10,426	$7,899	$9,280	$25,454	$6,480	$985,388

Gross Profit	$3,711	$6,859	$3,126	$4,828	$2,088	$390,942
Gross Margin	35.6%	86.8%	33.7%	19.0%	32.2%	39.7%

Operating Income	$225	$3,037	$(245)	$(1,397)	$274	$193,755
Operating Margin	2.2%	38.4%	-2.6%	-5.5%	4.2%	19.7%

(1)	Italy has manufacturing operations. All other countries have sales operations only.
(2)	The UK's margins are impacted by foreign currency transaction gains (losses). Products are manufactured in euro denominated transactions and sold in pound denominated transactions

Submitted November 22, 2004 (PM)

As noted in the Company’s response to the Staff’s previous comment letter dated November 15, 2004, the Company has elected to aggregate its operating segments (North America and Europe) into a single reporting segment in accordance with the provisions of paragraphs 16 and 17 of SFAS 131 because the operating segments have similar economic characteristics and they meet each of the individual criteria outlined in paragraphs 17a through 17d of SFAS 131. At your request, we are providing you with the supplemental information regarding the gross and operating margins of the individual countries in Europe.

In reviewing this information, we would like to bring the Staff’s attention to the fact that while the Company’s CEO/CODM receives operating income data for the individual countries in Europe, he does not deem the information to be significant below the sales line. As noted on the attached analysis, the gross margins of each of the individual European locations generally vary directionally in a similar pattern to the Company’s consolidated margins, but the operating margins are much more volatile. The variability of these operating results is a function of the absolute size of the sales generated in each location relative to the location’s allocated expenses. Because of the volatility that results from each of the locations’ individually insignificant size, the CEO/CODM does not focus on the information below the sales level and he considers the European operations to merely be a geographical extension of the furniture manufacturing and distribution business that is operated in North America. Italy is the only European location with manufacturing operations and the rest of the European locations are merely sales offices. The managing director in Europe, who is located in London, is the only employee outside of North America with operating profit responsibility and the only direct report to the CEO/CODM. The highest ranking employee in each of the other European offices is the director of sales for each office. Further, the Company’s products (namely office furniture), production processes (manufacturing operations in Italy and North America), end customers (primarily commercial businesses) and distribution methods (independent dealers) are similar throughout the world. The Company has considered each of these factors in concluding that the operating segments (North America and Europe) meet all of the aggregation criteria outlined in paragraph 17 of SFAS 131.

Submitted November 22, 2004 (AM)

Knoll, Inc.

Gross Profit by European Country

(in 000's)

	France	Italy (1)	Germany	UK (2)	Belgium
Nine months ended September 30, 2004

Sales	$10,284	$7,692	$662	$18,007	$2,147

Gross Profit	$3,525	$3,576	$206	$4,297	$741
Gross Margin	34.3%	46.5%	31.1%	23.9%	34.5%

Year ended December 31, 2003

Sales	$11,466	$6,360	$9,356	$18,651	$4,306

Gross Profit	$3,881	$3,786	$2,545	$3,424	$1,501
Gross Margin	33.8%	59.5%	27.2%	18.4%	34.9%

Year ended December 31, 2002

Sales	$12,259	$4,941	$7,873	$17,908	$3,127

Gross Profit	$2,871	$4,146	$2,468	$4,345	$1,013
Gross Margin	23.4%	83.9%	31.3%	24.3%	32.4%

(1)	Italy has manufacturing operations. All other countries have sales operations only.
(2)	The UK's margins are impacted by foreign currency transaction gains (losses). Products are manufactured in euro denominated transactions and sold in pound denominated transactions
(3)	The Company has a single managing director in Europe located in London with only sales managers in each of the other countries. The managing director is the only individual with operating profit responsibility and the only direct report to the CEO/CODM.